MERECOT CORP.
                         616 Corporate Way Suite 2-6621
                            Valley Cottage, NY 10989

May 28, 2014

VIA EDGAR

Jeff Kauten,
Attorney-Advisor
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Dear Sir:

Re: Merecot Corp.
    Registration Statement on Form S-1
    File No. 333-194145
    Filing Date: 2014-05-13

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Merecot Corp. (the " Registrant ") hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-194145), as amended (the "Registration Statement"), so that it may become effective at 1:00 p.m. Eastern Daylight Time on June 04, 2014, or as soon as practicable thereafter.

     (i) should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

     (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

     (iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

MERECOT CORP.


Per: /s/ Evgenia Gonikman
    -----------------------------------
    Evgenia Gonikman
    President & C.E.O.